SEC FILE NUMBER
                                                               000-23402

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
[ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

For period ended: December 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:   N/A

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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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PART I  - REGISTRANT INFORMATION

Aquentium, Inc.
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Full Name of Registrant


31500 Grape Street, Suite 3401
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Address of Principal Executive Office


Lake Elsinore, California  92532
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City, State and Zip Code


PART II  - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III  -  NARRATIVE

The registrant was unable, without unreasonable effort and expense, to prepare the financial statements for the quarterly period ended December 31, 2005, in sufficient time to allow the timely filing of this quarterly report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark T. Taggatz         (951) 244-1988

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     the answer is no, identify report(s).      [ ] Yes     [X] No


          Form 10-KSB for the year ended September 30, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                           [ ] Yes     [X] No


                         Aquentium, Inc.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                     /s/ Mark Taggatz
Date:   February 14, 2006        By:________________________________
                                    Mark T. Taggatz
                                    President